Exhibit 99.1
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Shanghai employees – Update 2
11 August 2009
Sam Walsh chief executive iron ore acknowledged the second visit to detained Rio Tinto employee, Stern Hu, by Australian Consular officials.
Mr Walsh said, “We are pleased to hear that Stern appeared well and that he raised no welfare or medical concerns.
Mr Walsh said the company remained surprised and concerned over the detention of its four employees, and said the company had still not been informed of any charges against them.
He said, “We are still not aware of any evidence that would support their detention. Rio Tinto is committed to high standards in business integrity and takes its ethical responsibilities very seriously.
“We continue to be concerned for the health and welfare of our three other employees detained at the same time as Stern Hu,” he said.
Mr Walsh thanked the Australian Government for the attention it is giving to this case and to Stern Hu’s welfare.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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